United States securities and exchange commission logo





                            July 25, 2022

       Theodore Wang
       Principal Executive
       Mangomill plc
       950 Third Avenue, 25th Floor
       New York, NY 10022

                                                        Re: Mangomill PLC
                                                            Registration
Statement on Form S-4
                                                            Filed June 22, 2022
                                                            File No. 333-265755

       Dear Mr. Wang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed June 22, 2022

       Questions and Answers
       What interests to the Sponsor and other Initial Shareholders and APHC's current officers and directors have in the Business Combination?, page 20

   1. Please tell us how you determined the $4.315 assumed Exchange Ratio as of March 31,
                                                        2022. In this regard,
you define Exchange Ratio as the Aggregate Share Consideration divided by the Diluted
Share Amount and it appears that your calculation here is based on the Diluted Share
Amount divided by the Aggregate Share Consideration. Please explain or revise as necessary.
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Prospectus Summary, page 30

2. Please provide an illustrative diagram showing the expected ownership structure prior to and following the business combination.
3. Provide clear and quantified disclosure about the significant portion of the combined company's total outstanding shares that may be sold into the market following the business combination. Identify each set of investors that will have certain registration rights and specify the number of securities they will be able to sell pursuant to future resale registration statements that the combined company will be required to file.
         Highlight that certain investors may have an incentive to sell even if the trading price at that time is below APHC's IPO price. Discuss the negative pressure potential sales of such securities could have on the trading price of the combined company.
Lock-Up Agreement, page 36

4. With a view toward revised disclosure, provide us with the legal basis for your conclusion that, as it relates to the sponsor, the Lock-Up Agreement supersedes the obligations of the
         Sponsor under the letter agreement between APHC and the Sponsor entered into in connection with the APHC IPO. Additionally, tell us how the structure of this agreement is consistent with the disclosure in APHC's IPO registration statement on Form S-1, which contemplated that the sponsor would be subject to lock-up restrictions until one year after the completion of the initial business combination, subject to certain limited exceptions.
Interests of Certain Persons in the Business Combination, page 44

5. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
6. Identify the affiliate of the sponsor controlled by APHC's co-founder that participated in
         MariaDB's Series D offering at a valuation for MariaDB below the Merger Agreement valuation. Additionally, here and in the background of the Business Combination section, discuss how this affiliate became aware and determined to participate in the financing.
Redemption Rights, page 46

7. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Risk Factors, page 58

8. Please discuss the potential impact on the transaction related to the resignation of
         Goldman Sachs and J.P Morgan. We note that both Goldman Sachs and J.P Morgan were
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         underwriters for the IPO of the SPAC and that J.P. Morgan was a placement agent for the
         PIPE transaction. If either firm would have played a role in the closing, please revise to identify the party who will be filling the role of J.P Morgan or Goldman Sachs, respectively.
9. Please tell us whether you are aware of any disagreements with Goldman Sachs or J.P.
         Morgan regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Goldman Sachs and J.P. Morgan were to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Goldman Sachs and J.P.
         Morgan is waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
10. Disclose whether either Goldman Sachs or J.P. Morgan provided you with their rationale for the respective fee waivers. If there was no dialogue and you did not seek out the reasons why the underwriters were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that both Goldman Sachs and J.P. Morgan have performed all their obligations to obtain their fees and therefore are gratuitously waiving the right to be compensated.
11. Please revise your disclosure to highlight for investors that Goldman Sachs and J.P.
         Morgan   s withdrawal indicates that they do not want to be associated with the disclosure
         or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that these firms have been previously involved with the transaction.
12. Discuss the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. The Sponsor, our founders, directors or officers or their affiliates may elect to purchase shares from Public Shareholders..., page 90

13. Refer to your disclosure that your sponsor or its affiliates may purchase APHC Class A
         Ordinary Shares in privately negotiated transactions or in the open market prior to the
         Merger. We note that the purpose of such purchases "could be to vote such APHC
         Class A Ordinary Shares in favor of the Business Combination, including the Required
         Proposals, and thereby increase the likelihood of obtaining shareholder approval of the
         Business Combination." Please note that as a condition to the staff not objecting to purchases by a SPAC sponsor or its affiliates outside of a redemption offer, the registration statement for the business combination transaction should include a representation that any SPAC securities purchased by the SPAC sponsor or its affiliates
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         would not be voted in favor of approving the business combination transaction. For guidance, refer to Compliance and Disclosure Interpretation Question
166.01 of Tender
         Offers and Schedules.
Risk Factors
The Combined Company qualifies as an emerging growth company..., page 105

14. You disclose that an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.
         Please revise here to clarify whether the Combined Company will elect to avail itself of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the Jobs Act.
Background of the Business Combination, page 130

15. Please describe what relationship existed between Goldman Sachs, J.P Morgan and Angel
         Pond Holding Corporation after the close of the IPO, including any financial or merger-
         related advisory services conducted by either firm. For example, clarify whether Goldman
         Sachs or J.P. Morgan had any role in the identification or evaluation of business combination targets.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 181

16. Please revise to disclose what will happen if more than 25,051,556 public shareholders elect to redeem their shares such that you are unable to meet the minimum cash condition or maintain at least $5,000,001 in net tangible assets. If the Merger will not be consummated were this to happen, revise to clearly indicate as such. Alternatively, to the extent you can choose to waive such conditions or you intend to obtain additional financing to fund such redemptions, please include a discussion regarding the impact on the pro forma financials or affected amounts within such financial statements should more than 25,051,556 public shares be redeemed. Refer to Article 11-02(a)(10) of Regulation S-
         X.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 186

17. We note adjustment (G) reflects the probable settlement of warrants held by the European
         Investment Bank. Please revise to disclose how this settlement relates to the terms of the Business Combination as described on page 179 and disclose what happens to these warrants if they are not settled at or prior to the Business Combination. Also, explain how the $9.2 million relates to the terms of the warrants, which appear to cap the put option
         settlement at    8.0 million. Alternatively, to the extent settlement
of the warrants is not
         related to the terms of the Business Combination, explain why such adjustment is necessary here.
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Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 187

18. We note your adjustments CC and DD remove transaction costs included in
         MariaDb's historical statement of operations for the six months ended 3/31/22 and reflects all transaction costs as if they incurred on October 1, 2021. Please revise to only reflect the amounts not already included in the historical financial statements. In this regard, the adjustments should not remove costs from the interim period historical financial statements. Rather the adjustments for the year ended September 30, 2021 should only include amounts not already reflected in the historical financial statements. Refer to
         Article 11-02(a)(6) of Regulation S-X.
APHC Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 206

19. We note that both Goldman Sachs and J.P. Morgan were paid a cash underwriting fee of
         2% of the gross proceeds of the IPO, and an additional 2% of the gross proceeds of the partial exercise of the overallotment option. While the underwriters have waived their entitlement to payment of any deferred compensation, please revise to disclose whether any of the above fees will be forfeited by their resignation. Information about MariaDB, page 209

20. We note your disclosure on page 82 that you rely on third parties to provide technologies used in the operation of the business. Please summarize the material terms of your agreements with these third parties and file the agreements as exhibits.
MariaDB Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 226

21. We note that certain of the disclosure in the Overview section of Management's
         Discussion and Analysis is a repetition of information provided in your Business discussion. Please revise to provide a more tailored and streamlined discussion that identifies the most important themes, or other significant matters with which management is concerned, in evaluating the company's financial condition and operating results for the reported periods included in your financial statements. Refer to Item 303(a) of Regulation
         S-K.
Key Business Metrics, page 230

22. We note that your calculation of annualized recurring revenue (ARR) assumes any annual subscription agreement expiring during the next 12 months will be renewed on its existing terms. We also note that you annualize revenue from your monthly subscription customers. Please explain further you basis for assuming annual contracts will renew and
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         for annualizing monthly contracts. Please tell us, and revise to disclose, the renewal rates for each of your annual and monthly arrangements for each period presented to support your assumptions. Also, tell us the amount of revenue from your monthly contracts for each period presented. Refer to SEC Release No. 33-10751.
23. Please tell us whether ARR includes usage-based fee arrangements. If so, revise to clarify how such fees are included in your calculations and explain how usage in a given period is indicative of recurring revenue on an annualized basis. Further, clarify, if true, that since usage-based fees are not contractually recurring, this measure may not be indicative of revenue generated in future periods. Lastly, tell us the amount of revenue recognized from usage-based fee arrangements for each period presented.
Non-GAAP Financial Measures, page 232

24. Please revise to disclose net loss margin, the comparable GAAP measure to adjusted
         EBITDA margin, with greater prominence for each period presented. Also, please move your discussion of non-GAAP measures so that it follows your GAAP results discussion to avoid giving undue prominence to your non-GAAP measures. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs
Description of Securities
Combined Company Private Warrants, page 285

25. Identify the certain limited exceptions to the 180-day restriction on transfer of the private warrants.
Beneficial Ownership of Securities, page 310

26.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities. Maria DB Corporation - Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Subscription Revenue, page F-55

27. You disclose that the term software license and the PCS bundle is considered a combined performance obligation. Please explain how such determination was made and specifically address how you applied the guidance in ASC 606-10-25-21. Also tell us how much revenue was generated from these arrangements compared to your database-as-
         a-service offerings for each period presented.
28. You indicate that the licenses provided are obtainable in an open-source General Public
         License. Please explain what this means and clarify whether any or all of the licenses sold in the arrangements with PCS are otherwise available for free if not purchased with PCS.
         Also tell us how these licenses relate to the MariaDB Community Service and the premium enterprise products described on page 227 and elsewhere. Theodore Wang
Mangomill plc
July 25, 2022
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29. We note your disclosures on page 245 regarding revenue contracts that involve the use of third-party vendors. Please explain further to us, and revise your footnote disclosures to clarify, what these arrangements entail, how third-party vendors are involved and how you determined you are the principal in the arrangements. Refer to ASC 606-10-55-36 to 55-
         40. Also, tell us the amount of revenue recognized from these third-party vendor sales for each period presented.
Services Revenue
Contracts with Multiple Performance Obligations, page F-56

30. Please revise here to disclose the methods and assumptions used to determine standalone selling price for each of your performance obligations. Refer to ASC 606-10-50-20.
31. We note that the remaining performance obligations equal your deferred revenue for each period presented. Please tell us how multi-year contracts, that are invoiced annually, are included in your remaining performance obligation calculations. Disaggregation of revenue, page F-57

32. You state that you believe the nature, amount, timing and uncertainty of revenue and cash flows and how they are affected by economic factors is most appropriately depicted through your primary geographical markets and subscription product categories; however, you only disclose disaggregated information for the geographic locations. Please revise to also include the information for the subscription product categories or further explain this disclosure. Similar consideration should be made to the disclosures on page F-83. Refer to ASC 606-10-55-89 to 55-91.
33. Please revise to disclose revenue from customers attributed to your country of domicile.
       If revenue from external customers attributed to any individual foreign country is material, such revenues should also be separately disclosed. Also, disclose the basis for attributing revenues to individual countries. In addition, revise to disclose long-lived assets located
FirstName LastNameTheodore Wang
       in your country of domicile and as well as those located in all foreign countries in total in
Comapany
       whichNameMangomill
               you hold assets.plc
                                 If assets in an individual foreign country are
material, those assets
July 25,should be disclosed
         2022 Page  7       separately. Refer to ASC 280-10-50-41.
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Note 12. Income Taxes, page F-72

34. Please revise to provide a breakdown, between foreign and domestic, for the components of income (loss) before income taxes expense (benefit) for each period presented. Refer to Rule 4-08(h) of Regulation S-X. Also, tell us what the line items in your effective tax rate reconciliation for "other deferred adjustments" and "return to provision" represent and explain why your effective tax rate was not impacted by taxes paid in foreign jurisdictions. In addition, revise to include a discussion regarding the nature of these adjustments. Refer to ASC 740-10-50-12. Lastly, revise your disclosures on page 241 to include a quantified discussion of the factors that contributed significantly to your tax provision (benefit) and discuss any material items that are not expected to impact your effective tax rate in the future. Refer to Item 303 of Regulation S-K.
Note 15. Subsequent events, page F-75

35. Please revise to disclose the date through which subsequent events have been evaluated and state whether that date is either the date the financial statements were issued or the date they were available to be issued. Refer to ASC 855-10-50-1. MariaDB Corporation Ab - Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 2. Summary of Significant Accounting Policies, page F-81

36. Please disclose the nature and amounts of cash and cash equivalents for each period presented.
Note 4. Warrants, page F-86

37. Please revise to disclose what will happen to the Series C warrants held by the European
         Investment Bank if they are not exercised or settled prior to the Business Combination.
         Further, disclose that the holders of the Series C warrants issued in June 2020 will be given the opportunity to exercise their warrants in connection with the Business
         Combination and to the extent they are not exercised, the subscription rights under the warrants will terminate prior to the Merger effective time, as disclosed on page 33.
Exhibits

38. We note that the Domestication is intended to qualify as an F Reorganization for U.S.
         federal income tax purposes. Please tell us whether a tax opinion was or will be prepared by counsel in connection with this conclusion, and if so, file that opinion as an exhibit.
General

39. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that
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         addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
40. Tell us whether Goldman Sachs and J.P. Morgan were involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, if true, revise to clarify that
         Goldman Sachs and J.P. Morgan claim no role in the business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.
41. Please provide us with any correspondence between Goldman Sachs or J.P. Morgan and
         MariaDB or Angel Pond Holding Corporation relating to the underwriters' resignation.
42. Please provide us with APHC's respective engagement letters with each of Goldman
       Sachs and J.P Morgan. Disclose any ongoing obligations of APHC pursuant to the
FirstName LastNameTheodore Wang
       engagement letters that will survive the termination of the engagements, such as
Comapany    NameMangomill
       indemnification        plc rights of first refusal, and lockups, and
discuss the impacts of
                        provisions,
July 25,those
          2022obligations
               Page 9     on APHC in the registration statement.
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Paul Shim